UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2019

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Underwriting Agreement

On October 8, 2019, DBV Technologies S.A. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Goldman Sachs International, Citigroup Global Markets Inc. and Citigroup Global Markets Limited, relating to the global offering (the “Offering”) of an aggregate of 9,484,066 ordinary shares in (i) a public offering of 7,914,622 ordinary shares in the form of 15,829,244 American Depositary Shares (“ADSs”) in the United States, Canada and certain other countries outside Europe at a public offering price of $6.59 per ADS (on the basis of an exchange rate of $1.0945 = €1.00) and (ii) a private placement of 1,569,444 ordinary shares in Europe (including France) at a price of €12.04 per ordinary share. The net proceeds to the Company from the global offering are expected to be $116.2 million (approximately €106.2 million), after deducting underwriting commissions and estimated offering expenses. The Offering is expected to close on October 11, 2019, subject to the satisfaction of customary closing conditions. The Company has also granted the underwriters a 30-day option to purchase up to 1,368,667 additional ordinary shares in the form of 2,737,334 ADSs.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-233651), which was filed on September 6, 2019 and declared effective on October 1, 2019, as supplemented by a prospectus supplement dated October 8, 2019, filed on October 9, 2019.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make because of such liabilities. The foregoing is only a brief description of the terms of the Underwriting Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Form 6-K and incorporated by reference herein. The legal opinion of McDermott Will & Emery, AARPI relating to the ordinary shares is filed as Exhibit 5.1 to this Form 6-K and incorporated by reference herein.

On October 8, 2019, the Company issued a press release announcing the Offering and its September 30, 2019 cash position, and, on October 9, 2019, the Company issued a press release announcing the pricing of the Offering. Copies of these press releases are filed as Exhibit 99.1 and Exhibit 99.2 to this Form 6-K and incorporated by reference herein.

The information contained in this Form 6-K, including Exhibits 1.1 and 5.1 hereto, but excluding Exhibits 99.1 and 99.2, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-233651) and S-8 (File No. 333-199513).

Forward-Looking Statements

Statements in this Form 6-K that are not strictly historical in nature, including statements regarding the Company’s expectations with respect to the closing of the Offering, are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including market risks and uncertainties and risks relating to the satisfaction of customary closing conditions for an offering of securities. For a discussion of these and other factors, please refer to the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F, under the caption “Risk Factors.” You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

EXHIBIT LIST

Exhibit	Description

1.1	Underwriting Agreement, dated as of October 8, 2019, among the Company and Goldman Sachs International, Citigroup Global Markets Inc. and Citigroup Global Markets Limited, as managers for the several underwriters named therein.

5.1	Opinion of McDermott Will & Emery, AARPI, French counsel to the Company.

23.1	Consent of McDermott Will & Emery, AARPI (included in Exhibit 5.1).

99.1	Press Release dated October 8, 2019.

99.2	Press Release dated October 9, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: October 9, 2019	By:	/s/ Daniel Tassé
Name: Daniel Tassé
Title: Chief Executive Officer